UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-139944-01	Commission File Number: 333-139944
Holmes Master Issuer PLC	Holmes Funding Limited
(Exact name of Registrant as Specified in its Charter)
2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000	2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000
(Address of Principal Executive Offices)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Holmes Master Issuer PLC, Series 2007-1,
Class 1A1, Class 2A, Class 3A1, Class 4A, Class 1B1, Class 1C1 and Class 2C1 notes

Holmes Master Issuer PLC, Series 2007-2,
Class 1A1, Class 2A1, Class 3A1, Class 4A, Class 1B, Class 2B1, Class 2M1, Class 1C and Class 2C1 notes

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: Under 300 in respect of each class of securities covered by this Form 15

HOLMES MASTER ISSUER PLC

Date: 27 August 2010	By: /s/ David Green
Name: David Green
Title: Director

HOLMES FUNDING LIMITED

Date: 27 August 2010	By: /s/ David Green
Name: David Green
Title: Director